                                                                        www.umc.com

Exhibit

Exhibit            Description

99                    Announcement on 2020/10/21: Update regarding the criminal lawsuit brought by the U. S. Department of Justice against United Microelectronics Corp., et al.

Exhibit 99

Update regarding the criminal lawsuit brought by the U. S. Department of Justice against United Microelectronics Corp., et al.

1. Date of occurrence of the event: 2020/10/22 (Taiwan time)

2. Company name: United Microelectronics Corporation

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: On 2020/10/22 (Taiwan time), the Company submitted a sentencing memorandum to the court regarding the charges brought by the U. S. Department of Justice against the Company, et al. (Case No. 3:18-CR-00465 MMC under United States District Court, Northern District of California, San Francisco Division)

6. Countermeasures: The Company has engaged attorneys to handle this matter

7. Any other matters that need to be specified:

As previously disclosed, United Microelectronics Corporation (NYSE: UMC) (the “Company”) has been responding to charges brought by the U. S. Department of Justice (“DOJ”) based on, among other things, an allegation of conspiracy to engage in theft of trade secrets of Micron Technology by the Company, Fujian Jinhua Integrated Circuit Co., Ltd., and certain individuals.  The Company has been negotiating and discussing a potential resolution of these charges with DOJ, and the Company anticipates reaching a resolution with DOJ in the foreseeable future.  It is anticipated that a court hearing will occur in the near future to address the anticipated resolution of these charges.  In connection with this anticipated hearing, UMC and DOJ have each submitted a sentencing memorandum to the court regarding the terms of the proposed resolution, which would include a proposed plea to a lesser charge and a proposed $60 million fine. As such, the Company can now reasonably estimate a probable loss and has recorded an aggregate accrual of $60 million with respect to these matters. As the discussions are continuing and any final resolution will require court approval, there can be no assurance that the Company's efforts to reach a final resolution will be successful, including as to the amount of a fine, or the timing and terms of such a resolution.